Exhibit 11.0

PAMRAPO BANCORP, INC. AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended September 30, 2005	Nine Months Ended September 30, 2005
Income available to common stockholders	$2,063,553	$6,012,304
Weighted average shares outstanding	4,975,542	4,975,445
Basic earnings per share	$0.41	$1.21
Income for diluted earnings per share	$2,063,553	$6,012,304
Total weighted average common shares and equivalents outstanding for diluted computation	4,985,600	4,987,924
Diluted earnings per share	$0.41	$1.21